RemoteMDx, Inc.

May 14, 2008

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3720
Washington, D.C. 20549
ATTN:	Larry Spirgel, Assistant Director
Inessa Kessman, Sr. Staff Accountant
Dean Suchiro, Sr. Staff Accountant
Jessica Plowgian, Staff Attorney
Robert Bartelmes, Sr. Financial Analyst

Re:       RemoteMDx, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2007
Filed January 15, 2008

Form 10-QSB for Fiscal Quarter Ended December 31, 2007
File No. 000-23153

Ladies and Gentlemen:

We refer you to the letter of the staff of the Securities and Exchange Commission (the "Staff") dated May 12, 2008 (the "Comment Letter") with regard to the annual report on Form 10-KSB (the “Annual Report”) and the quarterly report on Form 10-QSB (the “Quarterly Report”) referenced above and filed by RemoteMDx, Inc. (“RemoteMDx” or the “Company”).

This letter contains our responses to the Staff's comments set forth in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Recent Sales of Unregistered Securities, page 12

1.
We note your response to our prior comment 4.  Please identify which specific section of the Securities Act or rule of the Commission under which you claimed exemption from registration and ensure that all relevant facts relied upon to make the exemption available are disclosed.  For example, if the company relied upon Rule 506, include disclosure regarding the nature of the purchasers who were not accredited investors.  See Rule 506(b)(2)(ii) in Regulation D.

150 West Civic Center Drive, Suite 400 | Sandy, UT 84070 Phone 801/908.5132 Fax 801/451.6281 www.remotemdx.com

Securities and Exchange Commission
May 14, 2008

      Response:

We will revise our disclosure to replace the existing discussion under the heading “Recent Sales of Unregistered Securities” with the following summary:

During the year ended September 30, 2007, we issued 47,205,232 shares of common stock without registration of the offer and sale of the securities under the Securities Act, as follows:

Penalty Shares Under Registration Rights Covenants

•
750,000 shares were issued in June 2007 pursuant to registration rights covenants contained in a securities purchase agreement; the Company was late in filing a registration statement covering the securities sold under the agreement to a single investor within the agreed upon time following the issuance of the shares.  The 750,000 additional shares were issued as a penalty for the delay in filing the registration statement.  Based on the market price of the Company’s common stock on the date of issue, the Company booked an expense of $663,000 in connection with this penalty payment.  The recipient of these shares represented in the original securities purchase agreement that it was an accredited investor as defined in Rule 501 under the Securities Act.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder, including Regulation D and Rule 506.  There were no non-accredited investors involved in this issuance.

Shares Issued in Connection with Line of Credit Agreement

•
500,000 shares were issued in July 2007 to ADP Management Corporation (“ADP Management”), an affiliate of the Company, as inducement for ADP Management to extend an existing line-of-credit agreement.  Based on the market price of the Company’s common stock on the date of issue, the Company booked an expense associated with this payment of $800,000.  See “Certain Relationships and Related Transactions and Director Independence.”  ADP Management is an entity owned and controlled by Messrs. Derrick and Dalton, two officers and directors of the Company. See also notes to “Summary Compensation Table” under “Item 10, Executive Compensation” at page 38 of this Report.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  Both of the principal officers and owners of ADP Management are officers and directors of RemoteMDx, and as such, were accredited investors with respect to this transaction.  There were no non-accredited investors involved in this issuance of shares.

Securities and Exchange Commission
May 14, 2008

      Shares Issued to Employees, Consultants and Vendors for Products and Services

•
100,000 shares valued at $168,750 were approved for issuance to an officer of the Company as consideration for stock options the officer forfeited at the request of the Company during 2006.  The shares have not been delivered to the officer and consequently, the officer cannot currently vote, sell, or assign the shares.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  The recipient of the shares was an officer of the Company at the time of the issuance; as such, he was an accredited investor with respect to these shares.  There were no non-accredited investors involved in this issuance of shares.

•
461,000 shares valued at $794,279 were issued from October 2006 to July 2007 to five unaffiliated consultants for consulting services provided to the Company.  These consulting services consisted of services from sales and marketing introductions and related services, public relations and investor relation services.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  In each case, the shares were issued pursuant to privately negotiated transactions with entities who had provided service to the Company; there was no public offering of securities; no general solicitation or general advertising was made or done in connection with the issuances; and the shares were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.

•
425,000 shares valued at $777,750 were issued in April 2007 for public relations services.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  These shares were issued pursuant to a privately negotiated transaction to an entity which had provided services to the Company.  There was no public offering of securities.  Additionally, no general solicitation or general advertising was made or done in connection with the issuance, and the shares were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.  Subsequently, the Company registered the resale of 125,000 of these shares in a registration statement filed with the SEC, which was declared effective September 19, 2007.

•
60,000 shares valued at $109,800 were issued in April 2007 to a company for product design services.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  These shares were issued pursuant to a privately negotiated transaction to an entity that had an existing relationship with the Company and which had provided services to the Company.  There was no public offering of securities.  Moreover, no general solicitation or general advertising was made or done in connection with the issuance, and the shares were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.   Subsequently, the Company registered the resale of these shares in a registration statement filed with the SEC, which was declared effective September 19, 2007.

Securities and Exchange Commission
May 14, 2008

Shares Issued in Settlement

•
88,520 shares valued at $131,010 were issued in July 2007 to Futuristic Medical Devices, LLC (“Futuristic”) to settle amounts owed as royalties due on previously performed monitoring services.  In addition, we issued 1,100,000 shares to Futuristic valued at $1,628,000 to terminate the Company’s obligation to pay royalties with respect to future monitoring revenue on units sold or distributed by Futuristic on behalf of the Company.  The Company has no continuing obligation to Futuristic under the terminated agreement. These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  These shares were issued pursuant to a privately negotiated transaction in settlement of amounts owed or that may be owed as royalty payments, and there was no public offering of securities.  Futuristic is an accredited investor.  No general solicitation or general advertising was made or done in connection with the issuance of the shares, and the shares were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.  Subsequently, the Company registered the resale of these shares in a registration statement filed with the SEC, which was declared effective September 19, 2007.

•
600,000 shares valued at $888,000 were issued in July 2007 to PFK Development Group, Ltd. (“PFK”) to settle amounts owed on past and future royalties. The Company has no continuing obligation to PFK under the terminated consulting agreement.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  PFK is an accredited investor.  These shares were issued pursuant to a privately negotiated settlement of an obligation of the Company.  In this transaction, there was no public offering of securities; no general solicitation or general advertising was made or done in connection with the issuance; and the shares were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.

•
On February 2, 2007, the Company issued 160,000 shares to HGR Enterprises, LLC (“HGR”) valued at $196,800, in connection with the settlement of a lawsuit between HGR and Michael Sibbett on the one hand, and the Company and SecureAlert, Inc., on the other hand, and agreed to register the resale of those shares by HGR.  We also issued 40,000 shares valued at $51,600 to Liberty Capital, LLC for services in connection with settling the lawsuit.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  These shares were issued pursuant to a privately negotiated transaction in settlement of litigation.  There was no public offering of these securities, and no general solicitation or general advertising was made or done in connection with the issuance.  The shares were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.  Subsequently, the Company registered the resale of these shares in a registration statement filed with the SEC, which was declared effective September 19, 2007.

Securities and Exchange Commission
May 14, 2008

Shares Issued Upon the Conversion of Preferred Stock

•
6,694,329 shares of common stock were issued upon conversion of the Company’s Series A Preferred stock from October 2006 through September 2007. Each share of Series A Preferred stock may be converted at the holder’s option at any time into 370 shares of common stock.  These shares of common stock were issued without registration under the Securities Act in reliance on Sections 3(a)(9) and 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  The shares of common stock were issued to individuals who were already security holders of the Company and were issued pursuant to the terms of the rights and preferences of the preferred class of securities being converted.  These shares were issued pursuant to a privately negotiated transaction.  There was no public offering of securities, and no general solicitation or general advertising was made or done in connection with the issuances.  No cash consideration was paid in connection with the conversion of the preferred stock.

•
351,824 shares of common stock were issued upon conversion of the Company’s Series B Preferred stock in November and December 2006.  Each share of Series B Preferred stock is convertible at any time into shares of common stock.  The number of shares of common stock into which each share of Series B Preferred stock may be converted is determined by dividing the original purchase price paid per share of Series B Preferred stock, namely $3.00, by the conversion price.  These shares of common stock were issued without registration under the Securities Act in reliance on Sections 3(a)(9) and 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  The recipients of the common shares were accredited investors and were already security holders of the Company.  The common shares were issued pursuant to the terms of the rights and preferences of the preferred class of securities that were converted, and there was no public offering of securities.  Additionally, no general solicitation or general advertising was made or done in connection with the issuances, and no cash consideration was paid in connection with the conversion of the preferred stock.

•
17,293,463 shares of common stock were issued upon conversion of the Company’s Series C Preferred stock from January through March 2007.  The holders of the Series C Preferred stock converted those shares at a conversion rate of $1.68 per common share issued in the conversion.   These shares of common stock were issued without registration under the Securities Act in reliance on Sections 3(a)(9) and 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  The shares of common stock were issued to individuals who were already security holders of the Company.  These shares were issued pursuant to privately negotiated transactions.  There was no public offering of securities, no general solicitation or general advertising was made or done in connection with the issuances, and no consideration was paid in connection with the conversion of the preferred stock.

Securities and Exchange Commission
May 14, 2008

Shares Issued in Private Placements

•
In November 2006 and March 2007, 3,081,000 shares were issued for $6,162,000 in cash in a private placement of common stock and 7,189,000 common stock purchase warrants to five accredited investors who had previously invested in the Company.  Each investor paid $2.00 per share and received warrants to purchase common stock at an exercise price of $2.00 per share for five years.  Shares issued in this offering, including shares issuable upon the future exercise of warrants included in the offering were subject to registration rights.  A registration statement covering 3,000,000 such shares and 7,000,000 shares issuable under the warrants was subsequently filed by the Company and declared effective by the Securities and Exchange Commission on September 19, 2007.  The initial issuance of the shares of common stock and the warrants were done without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  Each investor signed a purchase agreement in which the investor made representations to the Company that included being an accredited investor, and purchasing for the investor’s own account and not with a view to distribute the shares.  These shares were issued pursuant to privately negotiated transactions.  There was no public offering of securities.  No general solicitation or general advertising was made or done in connection with the issuance, and the shares and warrants were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.

Shares Issued Upon Exercise of Warrants

•
15,466,763 shares were issued upon the exercise of warrants between December 2006 and September 2007.  The exercise prices ranged from $0.40 to $1.85 per share.  The warrants had been granted in connection with services rendered to the Company.   These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  These shares were issued pursuant to privately negotiated transactions with individuals and entities that had provided services to the Company.  There was no public offering of securities in connection with these issuances.  Additionally, no general solicitation or general advertising was made or done in connection with the issuance, and the shares issued upon exercise of the warrants were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.  Subsequently, the Company registered the resale of 2,767,043 of the shares in a registration statement filed with the SEC, which was declared effective September 19, 2007.

Securities and Exchange Commission
May 14, 2008

In addition to the information provided above, the Company notes that the recipients of the shares in the above transactions were current stockholders, affiliates, employees, or service providers to the Company.  Each had a pre-existing relationship with the Company, was provided with the information available in the Company’s public filings and, where indicated, represented itself to be an accredited investor.  The transactions described above did not involve any public solicitation or similar activity by the Company and each transaction was a private transaction in which the recipient was advised that the shares issued were restricted shares, not freely transferable, and subject to the restrictions against resale of federal and applicable state securities laws.  The certificates issued representing the shares in each case contained a restrictive legend, advising that the resale of the securities was subject to registration under the Securities Act or an exemption from the registration provisions of such act.  In entering into these transactions the Company relied on exemptions available for offers and sales of securities not involving a public offering, including, without limitation, the exemptions from the registration requirements provided under Section 4(2) of the Securities Act and rules and regulations promulgated thereunder.

Subsequent to September 30, 2007, the Company entered into the following transactions involving the issuance of securities without registration under the Securities Act:

•
2,854,453 shares of common stock were issued upon the exercise of previously granted and outstanding stock options providing $2,800,700 in cash to the Company.  The options were exercised in October and November 2007.  The exercise prices ranged from $0.54 to $1.73 per share.  The options were granted to employees, officers, and directors of the Company pursuant to plans approved by the stockholders.

•
15,000 shares of common stock were issued in October 2007 upon the conversion of RemoteMDx Series B Preferred stock by an accredited investor.  These shares of common stock were issued without registration under the Securities Act in reliance on Sections 3(a)(9) and 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  The shares of common stock were issued to an individual who was already a security holder of the Company.  These shares were issued pursuant to a privately negotiated transaction.  Additionally, there was no public offering of securities, no general solicitation or general advertising was made or done in connection with the issuances, and no consideration was paid in connection with the conversion of the preferred stock.

Securities and Exchange Commission
May 14, 2008

•
Effective December 1, 2007, the Company entered into a purchase agreement to acquire 51% of the issued and outstanding capital stock of Midwest Monitoring & Surveillance, Inc. (“MM&S”) with, at the Company’s option, the right to acquire the remaining 49% of MM&S capital stock. The consideration for the initial purchase of 51% of the outstanding MM&S shares, which gave control of MM&S to the Company, was $3,400,000 million, consisting of $1,800,000 in notes payable and the balance through the issuance of 438,000 shares of the Company’s common stock.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  The shares were issued in connection with a privately negotiated transaction with an entity of which the Company was acquiring a controlling interest.  There was no public offering of securities.  Additionally, no general solicitation or general advertising was made or done in connection with the issuance of these shares, and the shares were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.

•
Effective December 1, 2007, the Company entered into a purchase agreement to acquire 51% of the issued and outstanding capital stock of Court Programs, Inc., Court Programs of Northern Florida, Inc., and Court Programs of Florida (collectively, “Court Programs”) with, at the Company’s option, the right to acquire the remaining 49% of Court Programs capital stock.  The consideration for the initial purchase of 51% of the outstanding Court Programs shares, which gave control of Court Programs to the Company, was $1,145,500, consisting of $300,000 in a note payable and the balance through the issuance of 212,000 shares of the Company’s common stock.  These shares of common stock were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder.  The shares were issued in connection with a privately negotiated transaction with an entity of which the Company was acquiring a controlling interest.  There was no public offering of securities.  Additionally, no general solicitation or general advertising was made or done in connection with the issuance of these shares, and the shares were issued in paper certificate form, with appropriate restrictive legends prominently affixed on the certificates.

In addition to the information provided above, the Company notes that the recipients of the shares in the above transactions were current stockholders, affiliates, employees, or service providers to the Company.  Each had a pre-existing relationship with the Company, was provided with the information available in the Company’s public filings and, where indicated, represented itself to be an accredited investor.  The transactions described above did not involve any public solicitation or similar activity by the Company and each transaction was a private transaction in which the recipient was advised that the shares issued were restricted shares, not freely transferable, and subject to the restrictions against resale of federal and applicable state securities laws.  The certificates issued representing the shares in each case contained a restrictive legend, advising that the resale of the securities was subject to registration under the Securities Act or an exemption from the registration provisions of such act.  In entering into these transactions the Company relied on exemptions available for offers and sales of securities not involving a public offering, including, without limitation, the exemptions from the registration requirements provided under Section 4(2) of the Securities Act and rules and regulations promulgated thereunder, including, without limitation Regulation D.

Securities and Exchange Commission
May 14, 2008

Selling, General and Administrative Expenses, page 15

2.
We note your response to our prior comment 6 and your statement that a non-billable unit is a TrackerPAL device that did not generate any revenue for the period.  In this regard, tell us how you considered your impairment policy for your non-billable TrackerPAL devices.

Response:

The Company evaluates the TrackerPAL devices (included in monitoring equipment in the consolidated balance sheet) for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144.

The Company has assigned a three-year economic useful life to the TrackerPAL devices in recognition of time estimates of technological obsolescence, even though their “physical” life may be longer.  The TrackerPAL devices that are leased or remain in the Company’s possession because they have not been sold are amortized over the three-year period.  This is true for all such devices, even those that have not yet been placed on lease.  Therefore, the book value of these assets is decreasing by 1/36 each month.

There were 5,157 TrackerPAL devices that were non-billable (i.e., not sold or not on lease) as of September 30, 2007.  During the three months ended December 31, 2007, no units were manufactured, 2,000 units were sold, and 43 leased units were returned to the Company, resulting in 3,200 non-billable units as of December 31, 2007.  From December 31, 2007 through March 31, 2008, no units were manufactured, no units were sold, and 856 additional units were leased, resulting in 2,344 non-billable units as of March 31, 2008.

The Company currently expects to have depleted its existing inventory of TrackerPAL devices by July 31, 2008 based on indications of interest from customers.  Accordingly, the Company has initiated manufacturing orders for 500 units to be delivered to the Company in June 2008, 1,000 units to be delivered to the Company in July 2008, and 1,000 units to be delivered to the Company in August 2008.  Therefore, when applying its impairment policies, the Company determined there was no need for impairment charges as of September 30, 2007 or December 31, 2007.  However, the normal depreciation of these units continued to be recorded over the estimated three-year life.

Securities and Exchange Commission
May 14, 2008

Consolidated Balance Sheet, page F-4

3.
We note your response to our prior comments 12 and 16 and your statement that the normal payment terms for the monitoring device product sales range between 120-180 days.  We also note that the normal payment terms for sales of monitoring services are 30 days.  Tell us your business reason for having payment terms that last as long as 120-180 days for the monitoring equipment.  In addition, tell us why your payment terms differ between monitoring equipment and monitoring services by as much as 90-150 days.

Response:

The Company entered into four contracts for the sale of monitoring (TrackerPAL) devices during fiscal year 2007.  The Company’s business model does not focus on the sale of monitoring devices, but rather the leasing of these devices in connection with monitoring service contracts.  The Company has not subsequently entered into similar sales contracts and does not expect to do so.  These devices were sold under unique circumstances after being initially contacted by the other party to the contract.

All four contracts were negotiated at arm’s length and payment terms were agreed upon, based on the business economics of both parties.

In each case the Company had researched the financial viability of these companies and in one of the agreements required additional guarantees of payment.  Therefore, the Company was comfortable that collection was reasonably assured.  There was no expectation by either party that units would not be paid for or that units would be returned.  Because these contracts represented these customers’ first acquisition of this type of device, and the Company’s first experience in the outright selling of these devices, there were intense negotiations regarding the terms of the contracts.  The customers desired 120 to 180 days to pay for the devices to more closely match their anticipated cash flows.  Since a delay in cash flow to this extent was not extremely important to the Company, it determined these terms were acceptable.  Management was comfortable with these terms because three of the four contracts clearly reflected the absence of any right of return, and the customers had adequate financial strength.

Most of the Company’s monitoring services customers did not request and were not granted 120 to 180-day terms on monitoring services because the economics did not dictate the need for such terms.

Following the execution of the contracts and upon delivery of the devices, evidence of an arrangement existed, the price was fixed, delivery of the devices had occurred, and collectability was reasonably assured.  As supplemental evidence of this last fact, the Company collected 100% of the monies from these customers, generally within the terms agreed to between the parties.

Securities and Exchange Commission
May 14, 2008

4.
We note your response to our prior comments 12 and 15.  We are unclear regarding your statement that “the Company recognizes revenue from the sale of devices separately from the monitoring services to be provided to the customer using the residual method prescribed by EITF 00-21.  The Company allocates revenue to each element of the contract based on the relative fair value of the elements.”  These two sentences seem to contradict each other.  Please advice [sic].

Response:

We note that the second sentence you have quoted in your comment above was inappropriately included in our last response.  See the following revised full paragraph relating to the multiple element arrangements section of the Company’s revenue recognition policy:

“The majority of the Company’s revenue transactions do not have multiple elements. On occasion, the Company has revenue transactions that have multiple elements (such as product sales and monitoring services).  For revenue arrangements that have multiple elements, the Company considers whether: (i) the delivered devices have standalone value to the customer; (ii) there is objective and reliable evidence of the fair value of the undelivered monitoring services; and (iii) the customer does not have a general right of return.  Based on these criteria, the Company recognizes revenue from the sale of devices separately from the monitoring services to be provided to the customer.  In accordance with EITF 00-21, if the fair value of the undelivered element exists, but the fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method as applied to these particular transactions, the fair value of the undelivered element (the monitoring services) is deferred and the remaining portion of the arrangement (the sale of the device) is recognized as revenue when the device is delivered and all other revenue recognition criteria are met.  The monitoring services revenue is recognized monthly as the services are rendered.”

We will revise the revenue recognition policy accordingly in the 10-KSB/A, 10-QSB/A and future filings.

Revenue Recognition, page F-18

5.
We note your response to prior comment 15 and your statement that you reviewed your existing contracts and subsequently determined that $1,300,000 of revenues did not meet the requirements of EITF 00-21.  Please tell us and disclose in detail why $1,300,000 of revenues did not meet the requirements of EITF 00-21.  Your response and disclosure should provide a detailed discussion of why you have an error.

Securities and Exchange Commission
May 14, 2008

Response:

The contracts that did not meet the requirements of EITF 00-21 were: (1) A sale of monitoring devices to Security Investment Holdings, LLC (“SIH”) for $400,000 with an effective date of December 28, 2006; and (2) a sale of devices to Electronic Monitoring Services Corporation (“EMS”) for $1,000,000 with an effective date of September 20, 2007.

The form of the SIH contract set forth elements such as (1) the Company’s continued involvement in the billing and collecting of device (monitoring) services to SIH’s customers, and (2) a connection between the Company’s selling the devices (even though the Company has already sold the devices to SIH) and the related monitoring services, despite the fact that the Company determined that the intent of the understanding between the parties was very different from the written agreement.  In addition, the actual performance of the parties has not followed the pattern contained in the agreement, evidenced by the facts that: 1) the Company has not billed and collected amounts from SIH’s customers, and 2) the Company and SIH have treated the device sale and monitoring services separately.  However, the contract, as written, would not have allowed revenue recognition under EITF 00-21.  The Company initially accounted for the SIH contract based on its original intent and the practice of the parties; however, the Company determined upon closer review that the revenue for the sale of the devices should be deferred and recognized ratably over the three-year term of the agreement, primarily because of the two provisions within the agreement described above.  Regardless of the original intent and practice of the parties, there is no written evidence of the device sale and the continued monitoring services being separate.  The earnings process for one is not distinct from the earnings process of the other, as set forth in the contract.  Of the $400,000 of initial deferral, $100,000 should be recognized during the year ended September 30, 2007 due to the appropriate ratable recognition of that revenue over the life of the contract.  Therefore, there was a net misstatement of $300,000 related to this contract at September 30, 2007.  This amount will be deferred and recognized in future periods.

Upon further review of the EMS contract, the Company noted a term calling for the Company to reimburse EMS the price of the unused devices (essentially a right of return) in the event of early termination for any reason.  Management did not properly interpret and therefore did not account for the ramifications of this contract term in its initial review.  The Company has now determined that the total $1,000,000 in revenue should be deferred and recognized at the end of the contract’s term due to the “right of return” clause.

Note 4. Monitoring Equipment, page F-24

6.
We note that you plan to restate your balance sheet for monitoring equipment, net of accumulated depreciation.  We also note that your policy regarding monitoring equipment remained the same and states that you depreciate monitoring equipment using the straight-line method over an estimated useful life of 3 years.  In this regard, since you are restating your balance sheet for monitoring equipment, tell us why you believe your policy is still in effect.  If your policy has changed, please tell us and disclose the change in your financial statements.

Securities and Exchange Commission
May 14, 2008

Response:

The Company’s policy regarding the depreciation of monitoring equipment remains in place and has not changed.  The balance sheet amount for monitoring equipment, net, changed due to the previous discussion regarding the deferral of revenue related to the SIH and EMS contracts.  Because the sales could not be recognized, the related “units of inventory” (TrackerPAL devices) are assets of the Company and those units have been reinstated in the Company’s balance sheet.   These assets are effectively consigned “inventory”, reflected as monitoring equipment in the balance sheet.

Exhibits

7.	We note your response to our prior comment 17. Please update your exhibit index to reflect the additional exhibits.

Response:

The exhibit index in the amended reports will reflect all additional exhibits.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2007

Condensed Consolidated Statements of Operations, page 4

8.
We note your response to our prior comment 18.  We also note that you have included an identical gain of $2,400,000 in your financial statements for the fiscal year ended September 30, 2007 as well as for the fiscal quarter ended December 31, 2007.  Please confirm that you have two identical gains in both periods and please include disclosure regarding this gain in the notes to your financial statements and Management’s Discussion and Analysis of your Form 10-Q for the fiscal quarter ended December 31, 2007.

Response:

The Company confirms that it had identical gains in each period described as follows:

During the year ended September 30, 2007, the Company sold three patents (numbers 6366538, 6226510 and 6044257) for a total of $2,400,000.

During the quarter ended December 31, 2007, the Company sold an additional patent (number 6636732) for $2,400,000.

All of the above described patents had net book values of $0, so the two transactions resulted in separate $2,400,000 gains to the Company.

The Company will add a note to the financial statements and include a paragraph in the Management’s Discussion and Analysis of its 10-QSB/A for the quarter ended December 31, 2007 describing the sale of the intellectual property as follows:

Securities and Exchange Commission
May 14, 2008

Gain on sale of intellectual property

During the quarter ended December 31, 2007, the Company sold U.S. patent no. 6636732, Emergency Phone with Single Button Activation (reissued October 21, 2003) for $2,400,000.  The net book value of this patent at the time of the sale was $0.  The sale of this patent resulted in a gain of $2,400,000 to the Company.

(10) Minority Interest, page 13

9.
We note your response to our prior comment 20.  In your response you state that at December 31, 2007 you “had the sole voting power for 2,562,500 shares as described below.” However the next two paragraphs of your response discussed events that occurred “subsequent” to December 31, 2007.  Please advise.

Response:

The phrase “as described below” was not clear.  To clarify the beneficial ownership of Volu-Sol Reagents Corporation by RemoteMDx, we will revise the disclosure in the amended reports and, as necessary in future filings, to include the following information:

The following table sets forth the beneficial ownership interest of RemoteMDx in its subsidiary Volu-Sol Reagents Corporation (“Reagents”), as of the dates indicated:

	RemoteMDx Beneficial Ownership
As of Three Months Ended	Direct Ownership	Voting Control	Total Direct and Voting Control	Total Shares Issued and Outstanding	Percentage Beneficially Owned by RemoteMDx
September 30, 2007	5,833,333	0	5,833,333	11,170,833	52.2%
December 31, 2007	5,833,333	2,562,500[1]	8,395,833	16,520,833	50.8%
March 31, 2008	2,833,333	5,562,500[2]	8,395,833	17,965,277	46.7%
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[1]	RemoteMDx retains voting control over these shares through an irrevocable proxy granted by the holders of record, who include directors, officers, and affiliates of the Company.

[2]	RemoteMDx retains voting control by irrevocable proxy granted by the holders identified in note 1, above, as well as Futuristic Medical (3,000,000 shares).

Securities and Exchange Commission
May 14, 2008

10.
In addition, in your response to our prior comment 20, you state that subsequent to December 31, 2007 that you directly or indirectly control over 47% of the issued and outstanding voting securities of Reagents.  In accordance with FIN 46R you must consolidated [sic] Reagents.  “The factors that were considered include…(2) RemoteMDx has the obligation to absorb losses beyond its ownership percentage.”  However, in accordance with paragraph 14 of FIN 46R an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity’s expected losses, and receive a majority of the entity’s expected residual returns, or both.  Tell us in detail how you met the requirements of paragraph 14 of FIN 46R.  In addition tell us in detail why you believe that RemoteMDx has a variable interest in Reagents and why RemoteMDx is the primary beneficiary.  Your response should reference the corresponding literature in FIN 46R.

Response:

Our previous response should have referred to RemoteMDx as absorbing the majority of Reagents’ expected losses instead of the phrase you have quoted.  We will make this change in the Form 10-QSB/A.

The following detailed facts were considered in determining that RemoteMDx is required to consolidate the accounts of Reagents pursuant to FIN 46R:

•	RemoteMDx has and will continue to absorb the majority of Reagents’ expected losses;

•	RemoteMDx has and will continue to fund Reagents’ working capital needs;

•	Reagents’ three directors are also directors of RemoteMDx;

•	Reagents has several officers in common with RemoteMDx;

•	All of Reagents’ stockholders are also RemoteMDx stockholders;

•	Reagents relies on RemoteMDx’s accounting department to process its invoices and all other financial information;

•	Reagents owes RemoteMDx approximately $900,000 as of March 31, 2008.

We note the following definitions in paragraph 2 of FIN 46R:

•
Variable interests in a variable interest entity are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. Equity interests with or without voting rights are considered variable interests if the entity is a variable interest entity and to the extent that the investment is at risk as described in paragraph 5.

Securities and Exchange Commission
May 14, 2008

•	Primary beneficiary refers to an enterprise that consolidates a variable interest entity under the provisions of this Interpretation.

Paragraph 5 of FIN 46R explains conditions that cause an entity to be subject to consolidation.  If the entity lacks any one of the three conditions in Paragraph 5b, consolidation is required.

Paragraph 5b(2) of FIN 46R does not appear to be met because as a group the holders of the equity investment in Reagents lack the obligation to absorb the expected losses of Reagents, therefore Reagents is a variable interest entity subject to consolidation.  Paragraph 5b(1) also appears not to be met, which further qualifies Reagents as a variable interest entity subject to consolidation.

RemoteMDx has and will continue to absorb the majority of Reagents’ expected losses which requires RemoteMDx to consolidate Reagents pursuant to paragraph 14 of FIN 46R.

As RemoteMDx is required to consolidate Reagents, RemoteMDx meets the definition of primary beneficiary as included in paragraph 2 of FIN 46R.

In connection with responding to the Staff’s Comments in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 451-6141 if you have any additional questions or comments concerning the Company’s responses herein.

Very truly yours,

RemoteMDx, Inc.

/s/ Michael G. Acton______

Michael G. Acton
Chief Financial Officer